

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

GelTech Solutions, Inc.
Mr. Michael Hull, Chief Financial Officer
1460 Park Lane South, Suite 1
Jupiter, FL 33458

> **Re: GelTech Solutions, Inc.**
> **Form 10-K for the year ended June 30, 20101 filed September 28, 2010**
> **Form 10-Q for the quarter ended September 30, 2010 filed Nov. 15, 2010**
> **File No. 0-52993**

Dear Mr. Hull:

We have reviewed your response to our comment letter dated February 22, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2010

Notes to the Condensed consolidated financial Statements

4. Stockholders' Equity

We have read your response to comment six of our letter dated February 22, 2011 indicating that assets were overstated by $60,042 at September 30, 2010. Please help us better understand how you have determined this to be immaterial and further explain how you will correct for prior differences in future filings. Please refer to SAB Topic 1:M and provide us with a copy of your analysis. Additionally we note that your prepaid consulting balance was $251,510 at September 30, 2010 and that $65,500 of that was due to the consulting agreement for investor relations. Please tell us what the remaining balance resulted from and provide to us a detailed description of any material terms, if appropriate.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief